NORTHERN ABITIBI
MINING CORP.

SUITE 500, 926 - 5 AVE. S.W.
CALGARY, AB T2P 0N7 CANADA
TEL: (403) 233-2636
FAX: (403) 266-2606
www.gold.ca
NAI:CONX

December 30, 2008

FILE No.
82-4749



09045214

United States Securities
 & Exchange Commission
Washington, DC
20549
USA

Dear Sirs:

RE: Foreign Private Issuer Exemption File No. 82-4749
        News Release Dated December 30, 2008

Please find enclosed 3 copies of the news release listed above.

Yours very truly,

NORTHERN ABITIBI MINING CORP.

Barb O'Neill

NEWS RELEASE   **DECEMBER 30, 2008**

News Release: **08-21**   Trading Symbol: TSX Venture-**NAI**

For Further Information Contact: **Shane Ebert at 1.250.964.2699 or**
                                  Web: http://www.naminco.ca

NOT FOR DISTRIBUTION TO U.S. NEWSWIRE SERVICES OR FOR DISSEMINATION IN THE UNITED STATES. ANY FAILURE TO COMPLY WITH THIS RESTRICTION MAY CONSTITUTE A VIOLATION OF U.S. SECURITIES LAW.

Northern Abitibi Mining Corp. Closes $500,000
Flow-Through Financing with the Mineralfields Group

Northern Abitibi Mining Corp. (the "Company") is pleased to announce that the Company has closed a $500,000 financing through the sale of 4,761,904 Flow-Through Units priced at $0.105 per unit in a non-brokered private placement with the Mineralfields Group. Each Flow-Through Unit consisted of one flow-through common share and one half of one common share purchase warrant. Each whole warrant is exercisable into one common share at an exercise price of $0.20 for 12 months from closing and at an exercise price of $0.25 for a further 12 months. Proceeds from the financing will be used to advance Northern Abitibi's Taylor Brook and Viking Project located in Newfoundland.

All securities issued in connection with this financing have a hold period until May 1, 2008. A finder's fee of $20,000 (4% of the gross proceeds), a due diligence fee of $20,000 (4% of the gross proceeds) and 380,952 agents' options (8% of the total issuance) have been paid pursuant to the offering. Each agent option is exercisable at an exercise price of $0.105 into one common share and one-half of one broker warrant for a period of two years, with each whole broker warrant exercisable at a price of $0.20 for 12 months from closing and at an exercise price of $0.25 for a further 12 months.

"We are very pleased to be entering into this relationship with MineralFields Group", said Shane Ebert, President and CEO. "We look forward to working with MineralFields Group as we continue to develop our holdings in Newfoundland".

About MineralFields, Pathway and First Canadian Securities ®
MineralFields Group (a division of Pathway Asset Management), based in Toronto and Vancouver, is a mining fund with significant assets under administration that offers its tax-advantaged super flow-through limited partnerships to investors throughout Canada as well as hard-dollar resource limited partnerships to investors throughout the world. Pathway Asset Management also specializes in the manufacturing and distribution of structured products and mutual funds (including the Pathway Multi Series Funds Inc. corporate-class mutual fund series). Information about MineralFields Group is available at www.mineralfields.com. First Canadian Securities ® is active in leading resource financings (both flow-through and hard dollar PIPE financings) on competitive, effective and service-friendly terms, and offers investment banking, mergers and acquisitions, and mining industry consulting, services to resource companies. MineralFields and Pathway have financed several hundred mining and oil and gas exploration companies to date through First Canadian Securities ®.

"Shane Ebert"
Shane Ebert, President/Director

The TSX Venture Exchange has neither approved nor disapproved of the contents of this press release.

NEWS RELEASE   **DECEMBER 30, 2008**

News Release: **08-21**   Trading Symbol: TSX Venture-**NAI**

For Further Information Contact: **Shane Ebert at 1.250.964.2699 or**
                                                  Web: http://www.naminco.ca

Northern Abitibi Mining Corp. Closes $500,000
Flow-Through Financing with the Mineralfields Group

Northern Abitibi Mining Corp. (the "Company") is pleased to announce that the Company has closed a $500,000 financing through the sale of 4,761,904 Flow-Through Units priced at $0.105 per unit in a non-brokered private placement with the Mineralfields Group. Each Flow-Through Unit consisted of one flow-through common share and one half of one common share purchase warrant. Each whole warrant is exercisable into one common share at an exercise price of $0.20 for 12 months from closing and at an exercise price of $0.25 for a further 12 months. Proceeds from the financing will be used to advance Northern Abitibi's Taylor Brook and Viking Project located in Newfoundland.

All securities issued in connection with this financing have a hold period until May 1, 2008. A finder's fee of $20,000 (4% of the gross proceeds), a due diligence fee of $20,000 (4% of the gross proceeds) and 380,952 agents' options (8% of the total issuance) have been paid pursuant to the offering. Each agent option is exercisable at an exercise price of $0.105 into one common share and one-half of one broker warrant for a period of two years, with each whole broker warrant exercisable at a price of $0.20 for 12 months from closing and at an exercise price of $0.25 for a further 12 months.

"We are very pleased to be entering into this relationship with MineralFields Group", said Shane Ebert, President and CEO. "We look forward to working with MineralFields Group as we continue to develop our holdings in Newfoundland".

About MineralFields, Pathway and First Canadian Securities ®
MineralFields Group (a division of Pathway Asset Management), based in Toronto and Vancouver, is a mining fund with significant assets under administration that offers its tax-advantaged super flow-through limited partnerships to investors throughout Canada as well as hard-dollar resource limited partnerships to investors throughout the world. Pathway Asset Management also specializes in the manufacturing and distribution of structured products and mutual funds (including the Pathway Multi Series Funds Inc. corporate-class mutual fund series). Information about MineralFields Group is available at www.mineralfields.com. First Canadian Securities ® is active in leading resource financings (both flow-through and hard dollar PIPE financings) on competitive, effective and service-friendly terms, and offers investment banking, mergers and acquisitions, and mining industry consulting, services to resource companies. MineralFields and Pathway have financed several hundred mining and oil and gas exploration companies to date through First Canadian Securities ®.

"Shane Ebert"
Shane Ebert, President/Director

The TSX Venture Exchange has neither approved nor disapproved of the contents of this press release.

NEWS RELEASE   **DECEMBER 30, 2008**

News Release: **08-21**   Trading Symbol: TSX Venture-**NAI**

For Further Information Contact: **Shane Ebert at 1.250.964.2699 or**
                                 Web: http://www.naminco.ca

NOT FOR DISTRIBUTION TO U.S. NEWSWIRE SERVICES OR FOR DISSEMINATION IN THE UNITED STATES. ANY FAILURE TO COMPLY WITH THIS RESTRICTION MAY CONSTITUTE A VIOLATION OF U.S. SECURITIES LAW.

Northern Abitibi Mining Corp. Closes $500,000 Flow-Through Financing with the Mineralfields Group

Northern Abitibi Mining Corp. (the "Company") is pleased to announce that the Company has closed a $500,000 financing through the sale of 4,761,904 Flow-Through Units priced at $0.105 per unit in a non-brokered private placement with the Mineralfields Group. Each Flow-Through Unit consisted of one flow-through common share and one half of one common share purchase warrant. Each whole warrant is exercisable into one common share at an exercise price of $0.20 for 12 months from closing and at an exercise price of $0.25 for a further 12 months. Proceeds from the financing will be used to advance Northern Abitibi's Taylor Brook and Viking Project located in Newfoundland.

All securities issued in connection with this financing have a hold period until May 1, 2008. A finder's fee of $20,000 (4% of the gross proceeds), a due diligence fee of $20,000 (4% of the gross proceeds) and 380,952 agents' options (8% of the total issuance) have been paid pursuant to the offering. Each agent option is exercisable at an exercise price of $0.105 into one common share and one-half of one broker warrant for a period of two years, with each whole broker warrant exercisable at a price of $0.20 for 12 months from closing and at an exercise price of $0.25 for a further 12 months.

"We are very pleased to be entering into this relationship with MineralFields Group", said Shane Ebert, President and CEO. "We look forward to working with MineralFields Group as we continue to develop our holdings in Newfoundland".

About MineralFields, Pathway and First Canadian Securities ®
MineralFields Group (a division of Pathway Asset Management), based in Toronto and Vancouver, is a mining fund with significant assets under administration that offers its tax-advantaged super flow-through limited partnerships to investors throughout Canada as well as hard-dollar resource limited partnerships to investors throughout the world. Pathway Asset Management also specializes in the manufacturing and distribution of structured products and mutual funds (including the Pathway Multi Series Funds Inc. corporate-class mutual fund series). Information about MineralFields Group is available at www.mineralfields.com. First Canadian Securities ® is active in leading resource financings (both flow-through and hard dollar PIPE financings) on competitive, effective and service-friendly terms, and offers investment banking, mergers and acquisitions, and mining industry consulting, services to resource companies. MineralFields and Pathway have financed several hundred mining and oil and gas exploration companies to date through First Canadian Securities ®.

"Shane Ebert"
Shane Ebert, President/Director

The TSX Venture Exchange has neither approved nor disapproved of the contents of this press release.

END